Exhibit 4.1

DESCRIPTION OF SECURITIES

Under the Articles of Incorporation (the “Articles”) of UAS Drone Corp. (the “Company”), the Company is authorized to issue up to one hundred million (100,000,000) shares of common stock, par value $0.0001 per share (the “Common Stock”) and ten million (10,000,000) shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”).

The following is a summary of some of the terms of the Company’s Common Stock, which is the Company’s only class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended. The Common Stock is listed on the OTC Pink Market under the symbol “USDR.” This summary is not complete, and is subject to and qualified by the provisions of the Company’s Articles and the Company’s Bylaws, as amended (the “Bylaws”). The terms of the Common Stock are also subject to and qualified by the applicable provisions of the Nevada Revised Statues.

Common Stock

The holders of shares of Common Stock vote together as one class on all matters as to which holders of Common Stock are entitled to vote. Except as otherwise required by applicable law and subject to the preferential rights of any outstanding Preferred Stock, all voting rights are vested in and exercised by the holders of Common Stock with each share of our Common Stock being entitled to one vote, including in all elections of directors. The Company does not have a classified board of directors (the “Board”). Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board out of legally available funds therefore. The Company has not declared any dividends on its Common Stock and does not anticipate paying any dividends on its Common Stock in the foreseeable future. In the event of the Company’s liquidation, dissolution or winding up, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of Preferred Stock, if any, then outstanding. The Common Stock has no cumulative voting rights and no preemptive or other rights to subscribe for shares of the Company. There are no redemption or sinking fund provisions applicable to the Common Stock. All shares of Common Stock currently outstanding are fully paid and non-assessable.

Anti-Takeover Effects of the Company’s Articles and Bylaws

Certain provisions of the Company’s Articles and Bylaws could have the effect of delaying, deterring or preventing another party from acquiring or seeking to acquire control of the Company. For example, the Company’s Articles and Bylaws include provisions that:

●	allow the Board, subject to a majority vote of the entire Board, to amend the Company’s Bylaws at any meeting;

●	provide that only stockholders owning twenty five percent (25%) in amount of the entire capital stock of the Company’s issued and outstanding and entitled to vote may call a special meeting of the Company’s stockholders;

●	provide that the Company shall indemnify and shall advance expenses on behalf of its officers and directors to the fullest extent not prohibited by law;

●	the Board may from time to time increase or decrease the number of directors then comprising the Board, and may from time to time fill any vacancies, if any, on the Board; and

●	empower the Board to issue from time to time one or more series of Preferred Stock, with such designations, rights, preferences and limitations as the Board may determine by resolution. The rights, preferences and limitations of separate series of Preferred Stock may differ with respect to such matters among such series of Preferred Stock as may be determined by the Board, including, without limitation, the rate of dividends, method and nature of payment of dividends, terms of redemption, amounts payable on liquidation, sinking fund provisions (if any), conversion rights (if any) and voting rights.